Exhibit 99.1

SilverCrest Announces Commencement of Mill Commissioning At Santa Elena

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC – May 5,2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce a major milestone for the Company with the commissioning of the new 3,000 tpd CCD-MC processing plant now underway at its 100% owned Santa Elena Mine in Sonora, Mexico. The scheduled three year Expansion Plan to transition from an open pit heap leach operation to a conventional mill and underground mine is nearing completion. The US$99 million program including drilling, Pre-Feasibility Study, detailed engineering, new processing plant, and underground development is on budget (+/-5%) and has experienced only modest delays from the original schedule. Construction involved approximately 450 workers at its peak with a total of more than 1.5 million man-hours worked. Please click here www.silvercrestmines.tv/ to view the new ball mill in operation. For additional information and to view photos and videos of the mill, the processing plant and the mine site, please visit the Company’s website at www.silvercrestmines.com.

N. Eric Fier, President and COO stated, “The mill start-up is a significant milestone in the successful development of Santa Elena and the responsible growth created by the "phased approach" business plan of the Company. This major achievement is a testament to the hard-working teams at Santa Elena and SilverCrest as we continue to make the transition from a junior to a mid-tier precious metal producer. The new processing facility and underground mine will significantly increase our silver and gold production in 2014 and beyond.”

Commissioning Phase

The commissioning phase for the processing facility, which is expected to span approximately three months, will gradually increase throughput parameters from approximately 500 tpd until the design capacity of 3,000 tpd is reached. The commissioning phase is planned to test all aspects of the facility and remediate any issues that may arise. Mill feed during the commissioning period will initially come from the leach pad reserve with blending of higher grade underground ore to start in late Q2 2014. Underground development ore is being progressively stockpiled (currently 4.7k tonnes grading 1.3 gpt Au and 81 gpt Ag) in anticipation of processing during the commissioning period.

During the three month commissioning phase, metal production from the heap leach operation will continue at a reduced rate.

Underground Update

Underground development continues on an accelerated schedule to access underground ore for mill feed. Development work is progressing at an average rate of 10 metres per day with more than 2,800 metres completed. The decline ramp has reached the 570 metre level (surface at 780m) and five lateral levels have accessed underground reserves in preparation of stope production. Underground production equipment (Company-owned and operated) is expected to arrive on site later this quarter with immediate accelerated production from already developed stopes.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

Neither TSX Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.[Missing Graphic Reference]